[AIG Letterhead]
December 22, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	American International Group, Inc. Form 10-Q for the Quarter ended September 30, 2009 (File No. 001-8787)
Dear Mr. Rosenberg:
     We are in receipt of your letter dated December 9, 2009 and thank you for your comments concerning the captioned filing of American International Group, Inc. (AIG). We are pleased to have the opportunity to work with the Staff on AIG’s responses, and especially appreciate the time that the Staff has expended in our ongoing discussions. As discussed with Mr. Wyman, we are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than January 15, 2010.
     Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Sincerely,

/s/ Kathleen E. Shannon Kathleen E. Shannon Senior Vice President, Secretary & Deputy General Counsel
cc:      Frank Wyman
(Securities and Exchange Commission)
     David G. Herzog